SIMPLICITY ESPORTS AND GAMING COMPANY

7000 W. Palmetto Park Rd., Suite 505

Boca Raton, FL 33433

June 2, 2022

FILING VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jennifer Lopez

Re:	Simplicity Esports and Gaming Company
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed May 11, 2022
File No. 333- 259993
Withdrawal of Registration Withdrawal Request Previously Made on Form RW

Ladies and Gentlemen:

Simplicity Esports and Gaming Company, a Delaware corporation (the “Company”), hereby respectfully requests the withdrawal, effective immediately, of the registration withdrawal request filed on behalf of the Company on May 27, 2022 on Form RW (accession number 0001493152-22-015335) (the “Form RW”) in respect of the above-referenced registration statement. The filing of the Form RW was made in error. The filing of the document was made under the incorrect submission form type and will be re-filed on Form AW.

If you have any questions regarding this letter, please call Craig D. Linder, Esq. or Laura Anthony, Esq. at (561) 514-0936.

Sincerely,

/s/ Roman Franklin
Roman Franklin
Chief Executive Officer

cc:	Craig D. Linder, Esq./Anthony L.G., PLLC